Joseph R. Manghisi
212 513 3370
joseph.manghisi@hklaw.com





December 27, 2005

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302



Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, none of which is enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.



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If you have any questions regarding this filing, please do not hesitate to call me at (212) 513-3370 or, in my absence, Neal N. Beaton of this office at (212) 513-3470 or Lance D. Myers of this office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,



Joseph R. Manghisi
Holland & Knight LLP

# 3348442_v1

**ANNEX**

## INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENT
(brief description of Japanese language documents listed below are set out in EXHIBIT A hereto)

1. Semi-Annual Securities Report dated December 16, 2005

2. Amended Shelf Registration Statement dated December 16, 2005

3. Notifications to confirm the contents of the Semi-Annual Securities Report dated December 21, 2005

B. ENGLISH LANGUAGE DOCUMENT
(English documents listed below is included in EXHIBIT B hereto)

For the month of December 2005, Japan Tobacco Inc. has no English language document or material for submission to the U.S. Securities Exchange Commission pursuant to Rule 12g3-2.

**EXHIBIT A**

## BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENT

1. Semi-Annual Securities Report dated December 16, 2005

   Semi-Annual Securities Report stating the results for the relevant Semi-Annual period (April-September 2005) filed with the Director of Kanto Local Finance Bureau.

2. Amended Shelf Registration Statement dated December 16, 2005

   Amended Shelf Registration Statement by which Semi-Annual Securities Report dated December 16, 2005 was added to the reference information in the Shelf Registration Statement filed with the Director of Kanto Local Finance Bureau.

3. Notifications to confirm the contents of the Semi-Annual Securities Report dated December 21, 2005

   Notifications confirming an accuracy and appropriateness of the contents of the Semi-Annual Securities Report dated December 16, 2005 filed with the listed Stock Exchanges of Tokyo, Osaka, Nagoya, Fukuoka and Sapporo.

**EXHIBIT B**

## ENGLISH LANGUAGE DOCUMENT

Set out below is the English documents referred to in ANNEX, Section B.

Not Applicable.